

J.P.Morgan

JPMorgan U.S. Sector Rotator TR Series X Index

Performance Update - April 2015

OVERVIEW
JPMorgan U.S. Sector Rotator TR Series X Index (the "Index") is a J.P. Morgan index that tracks the total return of a monthly reconstituted portfolio of exchange-traded funds ("ETFs") selected out of a pool of ten U.S. sector ETFs and a U.S. short term treasury bond ETF based on a momentum and equal-volatility weighted approach.

Hypothetical and Actual Historical Performance - March 31, 2005 to March 31, 2015



Hypothetical and Actual Historical Volatility - through March 31, 2015



Key Features of the Index
- The Index selects from a universe of 11 ETFs covering 10 US Sector ETFs and 1 Short Term Treasury Bond ETF.
- Monthly rebalancing on the top 5 positive performing US Sector ETFs with an allocation to the Short Term Treasury Bond ETF otherwise
- Volatility mitigation monthly mechanism as the strategy deleverages by allocating to the Short Term Treasury Bond ETF in high volatility regime.

Hypothetical and Actual Historical Performance*	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Full Year
2015	-0.53%	-0.40%	-2.38%										-3.28%
2014	-4.67%	2.95%	0.06%	2.96%	1.31%	1.62%	-2.17%	3.82%	-0.89%	1.88%	3.11%	-0.59%	8.84%
2013	3.75%	1.26%	4.70%	3.69%	-3.05%	-0.93%	4.22%	-3.25%	1.05%	4.19%	2.58%	2.69%	22.53%
2012	1.43%	4.16%	3.07%	0.27%	-1.64%	0.74%	1.24%	-0.83%	2.92%	-0.75%	-1.09%	0.56%	10.37%
2011	3.38%	3.68%	-0.09%	4.01%	1.73%	-0.84%	0.28%	-2.68%	-0.04%	0.74%	-0.38%	0.59%	10.68%

*Represents the monthly and full calendar year performance of the Index based on, as applicable to the relevant or annual measurement period, the hypothetical back tested daily Index closing levels from December 31, 2009 to August 17, 2014, and the actual historical performance of the index based on the daily closing levels from August 18, 2014 to March 31, 2015. See the last paragraph under "Notes" on page 2 for important information about the limitations of using hypothetical historical performance measures.

**As calculated through March 31, 2015

Recent Index Composition	Consumer Discretionary Select Sector SPDR Fund	Consumer Staple Select Sector SPDR Fund	Energy Select Sector SPDR Fund	Financial Select Sector SPDR Fund	Health Care Select Sector SPDR Fund	Industrial Select Sector SPDR Fund	Utilities Select Sector SPDR Fund	Materials Select Sector SPDR Fund	Technology Select Sector SPDR Fund	SPDR Dow Jones REIT ETF	iShares 1-3 Year Treasury Bond ETF
April 15	0.0%	0.0%	0.0%	21.5%	21.4%	0.0%	0.0%	0.0%	0.0%	17.2%	40.0%
March 15	21.2%	0.0%	0.0%	20.0%	0.0%	21.6%	0.0%	18.1%	19.1%	0.0%	0.0%

Comparative Hypothetical and Historical Total Returns (%), Volatility (%) and Correlation – March 31, 2015

	Three Year Annualized Return	Five Year Annualized Return	Ten Year Annualized Return	Ten Year Annualized Volatility	Ten Year Sharpe Ratio	Ten Year Correlation
JPMorgan U.S. Sector Rotator TR Series X Index	9.5%	10.8%	10.5%	12.4%	0.85	100.0%
S&P 500 Total Return Index	16.1%	14.5%	8.0%	20.5%	0.39	67.7%
Barclays U.S. Aggregate Bond Index (Total Return)	3.1%	4.4%	4.9%	3.7%	1.33	-22.4%

Notes

Hypothetical, historical performance measures: Represents the performance of the JPMorgan U.S. Sector Rotator TR Series X Index based on, as applicable to the relevant measurement period, the hypothetical backtested daily closing levels through August 17, 2014 and actual performance from August 18, 2014 through March 31, 2015, as well as the actual performance of the S&P 500 Total Return Index and the Barclays U.S. Aggregate Bond Index over the same periods. For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns are calculated arithmetically (not compounded). There is no guarantee the J.P. Morgan US Sector Rotator TR Series X Index will outperform the S&P 500 Total Return Index , the Barclays U.S. Aggregate Bond Index or any alternative investment strategy. Sources: Bloomberg and JPMorgan.

S&P 500 Total Return Index represents the total returns of the S&P 500 Index. Barclays U.S. Aggregate Bond Index (Total Return) represents the returns of the Barclays U.S. Aggregate Bond Index.

Volatility: hypothetical, historical annualized volatility levels are presented for informational purposes only. Volatility levels are calculated from the hypothetical historical returns, as applicable to the relevant measurement period, of the JPMorgan US Sector Rotator TR Series X Index, S&P 500 Total Return Index, and the Barclays U.S. Aggregate Bond Index.

Volatility represents the annualized standard deviation of the relevant index's arithmetic hypothetical daily returns since March 31, 2005. The Sharpe Ratio, which is an hypothetical measure of risk-adjusted performance, is computed as the ten year annualized historical return divided by the ten year annualized volatility.

Correlation : Correlation refers to the performance of the relevant index to the JPMorgan U.S. Sector Rotator TR Series X Index.

The back-tested, hypothetical, historical annualized volatility and index returns may use substitutes for any ETF that was not in existence or did not meet the liquidity standards at that particular time.

The back-tested, hypothetical, historical annualized volatility and index returns have inherent limitations. These volatility and return results were achieved by means of a retroactive application of a back-tested volatility model designed with the benefit of hindsight. No representation is made that in the future the relevant indices will have the volatility shown. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate. Actual annualized volatilities and returns may vary materially from this analysis. Source: Bloomberg and JPMorgan.

Key Risks

■ There are risks associated with a momentum-based investment strategy—The JPMorgan U.S. Sector Rotator TR Series X Index (the "Index") is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Index may fail to realize gains that could occur from holding assets that have experienced price declines, but experience a sudden price spike thereafter.

■ Correlation of performances among the constituents may reduce the performance of the Index—performances among the constituents comprising the Index from time to time (the "Constituents") may become highly correlated from time to time during the term of your investment. High correlation during periods of negative returns among Constituents representing any one sector or asset type that have a substantial weighting in the Index could have a material adverse effect on the performance of the Index.

■ Our affiliate, JPMS plc, is the Index sponsor and may adjust the Index in a way that affects its level—The policies and judgments for which JPMS plc is responsible could have an impact, positive or negative, on the level of the Index and the value of your investment. JPMS plc is under no obligation to consider your interest as an investor with returns linked to the Index.

■ The Index may not be successful and may not outperform any alternative strategy related to the Constituents.

■ The investment strategy involves monthly rebalancing and maximum weighting caps applied to the Constituents by asset type that may reduce your return.

■ Changes in the value of the Constituents may offset each other.

■ The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.

■ The Index was established on August 18, 2014 and has a limited operating history.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in any relevant product supplement, underlying supplement, term sheet or pricing supplement.

You may access the Index Rules at www.sec.gov as follows: http://www.sec.gov/Archives/edgar/data/19617/000095010314007302/crt_dp50334-fwp.pdf

Disclaimer